Filed Pursuant to Rule 433

Registration Statement No. 333-185558

Pricing Term Sheet

March 2, 2015

Delphi Automotive PLC

Pricing Term Sheet

Issuer:	Delphi Automotive PLC
Guarantees:	The notes will be guaranteed by certain of the Issuer’s existing and future subsidiaries that are obligors under Delphi Corporation’s outstanding notes and revolving credit facility.
Security:	1.500% Senior Notes due 2025
Principal Amount:	€700,000,000
Trade Date:	March 2, 2015
Settlement Date:	T+6; March 10, 2015
Maturity:	March 10, 2025
Interest Payment Dates:	Annually on March 10, beginning on March 10, 2016
Mid-Swap Yield:	0.670%
Spread to Mid-Swap Yield:	+88 bps
Re-offer Yield:	1.550%
Coupon (Interest Rate):	1.500%
Issue Price (Price to Public):	99.540% of face amount
Benchmark Bund:	DBR 0.500% due February 15, 2025
Benchmark Bund Yield:	0.319%
Spread to Benchmark Bund:	+123.1 bps
Gross Proceeds:	€696,780,000
Fees:	0.45%
Net Proceeds before Estimated Expenses:	€693,630,000
Day Count Fraction:	Actual/Actual (ICMA)
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Redemption Provisions:
Make-Whole Call:	Before the par call date at a discount rate of the applicable Comparable Government Bond Rate plus 20 basis points, plus accrued and unpaid interest, if any
Par Call:	Commencing December 10, 2024, plus accrued and unpaid interest, if any
Use of Proceeds:	General corporate purposes, including to repay Delphi Corporation’s 6.125% Senior Notes due 2021 and to pay related premiums, fees and expenses
Clearing and Settlement:	Euroclear/Clearstream
Stabilization:	Stabilization/FCA

CUSIP/ISIN/Common Code:	G27823 AA4 / XS1197775692 / 119777569
Listing:	Application will be made to list the notes on the New York Stock Exchange
Anticipated Ratings*:	Baa3 (p) /BBB (s) /BBB (s)
Joint Book-Running Managers:	Deutsche Bank AG, London Branch Merrill Lynch International J.P. Morgan Securities plc
Co-Managers:	BNP Paribas Citigroup Global Markets Limited Goldman, Sachs & Co. Natixis

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**	It is expected that delivery of the notes will be made to investors on or about March 10, 2015, which will be the sixth business day following the date hereof (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding two business days will be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding two business days should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing, as applicable, (1) Deutsche Bank AG, London Branch at synops@list.db.com, (2) Merrill Lynch International toll-free at 1-800-294-1322 or (3) J.P. Morgan Securities plc collect at +44-20-7134-2468.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.